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                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                             SCHEDULE 13G
                            (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                        PURSUANT TO RULE 13d-2(b)
                          (Amendment No. __)*




                     INDEPENDENCE COMMUNITY BANK CORP.
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                            (Name of Issuer)



                  COMMON STOCK, $0.01 PAR VALUE PER SHARE
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                     (Title of Class of Securities)



                            453414  10 4
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                           (CUSIP Number)



                           December 31, 1998
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          (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x] Rule 13d-1(b)


                             Page 1 of 6 Pages
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CUSIP NO. 453414 10 4              13G                       Page 2 of 6 Pages
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1.
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Independence Savings Bank Employee Stock Ownership Plan Trust
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2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) ( )
                                                                (b) ( )
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3.
SEC USE ONLY
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4.
CITIZENSHIP OR PLACE OF ORGANIZATION

United States
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5.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
5,351,226
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6.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
VOTING POWER
281,644
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7.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER
5,351,226
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8.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER
281,644
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9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,632,870
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10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   ( )
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11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.89%
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12.
TYPE OF REPORTING PERSON
EP
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CUSIP NO. 453414 10 4             13G                        Page 3 of 6 Pages
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Item 1(a)           Name of Issuer:

                    Independence Community Bank Corp.

Item 1(b)           Address of Issuer's Principal Executive Office:

                    195 Montague Street
                    Brooklyn, New York  11201

Item 2(a)           Name of Person Filing:

                    Independence Savings Bank Employee Stock Ownership Plan
                    Trust

Item 2(b)           Address of Principal Business Office or, if None, Residence:

                    Independence Community Bank Corp.
                    195 Montague Street
                    Brooklyn, New York  11201

Item 2(c)           Citizenship:

                    United States

Item 2(d)           Title of Class of Securities:

                    Common Stock, par value $0.01 per share

Item 2(e)           CUSIP Number:

                    453414  10 4

Item 3. If this statement is filed pursuant to Rules 13-d(b), or 13D-2(b), check whether the person filing is a:

                    [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4.             Ownership.

                    (a)  Amount beneficially owned:

                    5,632,870
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CUSIP NO. 453414 10 4              13G                       Page 4 of 6 Pages
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                    (b) Percent of class:
                        7.89%

                    (c) Number of shares as to which such person has:
                       (i)   Sole power to vote or to direct the vote
                              5,351,226
                              ---------
                       (ii)  Shared power to vote or to direct the vote
                              281,644
                              -------
                       (iii) Sole power to dispose or to direct the
                             disposition of
                              5,351,226
                              ---------
                       (iv) Shared power to dispose or to direct the disposition of
                              281,644
                              -------

                    The Independence Savings Bank Employee Stock Ownership Plan Trust (the "Trust") was established pursuant to the Independence Community Bank Corp. Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustee must vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP will be voted by the ESOP Trustee in the same proportion for and against proposals to shareholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts. Any allocated shares which either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries.

Item 5.             Ownership of Five Percent or Less of a Class.

                    Not Applicable.

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person.

                    Marine Midland Bank is the trustee ("Trustee") of the Trust which holds 5,632,870 shares of Common Stock, of which 281,644 shares have been allocated to the accounts of participating employees as of December 31, 1998 and 5,351,226 shares of which have not yet been allocated to the accounts of participating employees and which will be voted by the Trustee pursuant to the terms of the ESOP and may be deemed to be beneficially owned by the Trust. The ESOP does not own more than 5% on behalf of another person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                    Not Applicable.
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CUSIP NO. 453414 10 4             13G                        Page 5 of 6 Pages
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Item 8.            Identification and Classification of Members of the Group.

                   Not Applicable.

Item 9.            Notice of Dissolution of Group.

                   Not Applicable.

Item 10.           Certification.

                   By signing below, I certify that, to the best of my
                   knowledge and belief, the securities referred to above
                   were acquired and are held in the ordinary course of
                   business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP NO. 453414 10 4              13G                       Page 6 of 6 Pages
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                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             Independence Savings Bank Employee Stock
                             Ownership Plan Trust


Date: February 16, 1999    By: /s/ Irene Wexler

                               Name:  /s/ Irene Wexler
                                      -----------------------------
                               Title: Trust Account Office
                                      -----------------------------
                                  of Marine Midland Bank
                                  Trustee for Independence Savings
                                  Bank Employee Stock Ownership Plan Trust

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